UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Checkmate Pharmaceuticals, Inc.

(Name of Subject Company)

Checkmate Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

162818108

(CUSIP Number of Class of Securities)

Robert Dolski

Chief Financial Officer

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

With copies to:

Stuart M. Cable, Esq.

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”), with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, relating to the tender offer by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Checkmate for a purchase price of $10.50 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment No. 3, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. Eastern Time, on May 27, 2022. Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 18,471,314 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83.8% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

Following the acceptance of such Shares, the Merger was completed on May 31, 2022, in accordance with Section 251(h) of the DGCL without a vote of Checkmate’s stockholders. At the Effective Time of the Merger, each issued and outstanding Share (other than (i) Converted Shares and (ii) Excluded Shares (each, as defined in the Merger Agreement)) were converted automatically into the right to receive $10.50 in cash, without interest and subject to reduction for any withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on The NASDAQ Global Market. Regeneron and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Checkmate’s reporting obligations under the Exchange Act as promptly as practicable.

On May 31, 2022, Regeneron issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.”

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(G)	Press Release of Regeneron Pharmaceuticals, Inc. dated May 31, 2022 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Robert Dolski
Name: Robert Dolski
Title: Chief Financial Officer